Exhibit 12

SCHERING-PLOUGH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Dollars in millions)
	2000	1999	1998	1997	1996
Income Before Income Taxes from
Continuing Operations	$ 3,188	$ 2,795	$ 2,326	$ 1,913	$ 1,606
Add: Fixed Charges
Interest Expense	44	29	19	40	45
1/3 Rentals	24	22	19	15	12
Capitalized Interest	20	12	9	15	11
Total Fixed Charges	88	63	47	70	68
Less: Capitalized Interest.	20	12	9	15	11
Add: Amortization of Capitalized Interest	7	7	7	5	5
Earnings Before Income Taxes and Fixed
Charges (other than Capitalized Interest)	$ 3,263	$ 2,853	$ 2,371	$ 1,973	$ 1,668
Ratio of Earning to Fixed Charges	37	45	50	28	25

"Earnings" consist of income before income taxes and fixed charges (other than capitalized interest). "Fixed charges" consist of interest expense, capitalized interest and one-third of rentals which Schering-Plough believes to be a reasonable estimate of an interest factor on leases.